Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

July 10, 2013

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation Current Report on Form 8-K Filed April 16, 2013, as amended File No. 000-54527

Dear Mr. Riedler:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we acknowledge receipt of the letter from the Staff dated June 26, 2013 regarding the Company’s Current Report on Form 8-K (File No. 000-54527) (the “Form 8-K”) and addressed to Gary Sekulski (the “Staff’s Letter”).

The Company is diligently working on providing the Staff with responses to the comments in the Staff’s letter; however, due the limited availability of the Company’s legal and accounting advisors during the July 4 holiday, the Company will need additional time to respond to such comments. Therefore, we hereby request that the Company have until July 25, 2013 to file a response to the Staff’s Letter.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP